-------------------------------
OMB APPROVAL
-------------------------------
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response ....... 14.5
-------------------------------

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Legend International Holdings, Inc.

-------------------------------------------------------------------
(Name of Issuer)

Common Stock, par value $0.001 per share
-------------------------------------------------------------------
(Title of Class of Securities)

52467C100

-------------------------------------------------------------------
(CUSIP Number)

December 31, 2008
-------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|x| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 52467C100                    13G               Page 1 of 12 Pages

______________________________________________________________________________
1. NAMES OF REPORTING PERSONS

Atticus Capital LP
______________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(see instructions)                                                                                  (a) [_]
                                                                                                           (b) [_]
______________________________________________________________________________
3. SEC USE ONLY

______________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
______________________________________________________________________________
NUMBER OF               5. SOLE VOTING POWER

SHARES                      30,970,000
     _________________________________________________________________
BENEFICIALLY          6. SHARED VOTING POWER

OWNED BY                0
     _________________________________________________________________
EACH                          7. SOLE DISPOSITIVE POWER

REPORTING               30,970,000
     _________________________________________________________________
PERSON                     8. SHARED DISPOSITIVE POWER

WITH                          0
______________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
______________________________________________________________________________
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

* (see instructions)
                         [_]
______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.68%
______________________________________________________________________________
12. TYPE OF REPORTING PERSON* (see instructions)

PN
______________________________________________________________________________

CUSIP No. 52467C100                    13G               Page 2 of 12 Pages
______________________________________________________________________________
1. NAMES OF REPORTING PERSONS

Atticus Management Limited
______________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(see instructions)                                                                                  (a) [_]
                                                                                                           (b) [_]
______________________________________________________________________________
3. SEC USE ONLY

______________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

Guernsey
______________________________________________________________________________
NUMBER OF                 5. SOLE VOTING POWER

SHARES                        30,970,000
     _________________________________________________________________
BENEFICIALLY           6. SHARED VOTING POWER

OWNED BY                 0
     _________________________________________________________________
EACH                          7. SOLE DISPOSITIVE POWER

REPORTING               30,970,000
     _________________________________________________________________
PERSON                      8. SHARED DISPOSITIVE POWER

WITH                           0
______________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
______________________________________________________________________________
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

(see instructions)
                              [_]
______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.68%
______________________________________________________________________________
12. TYPE OF REPORTING PERSON* (see instructions)

CO
______________________________________________________________________________

CUSIP No. 52467C100                    13G               Page 3 of 12 Pages
______________________________________________________________________________
1. NAMES OF REPORTING PERSONS

Timothy R. Barakett
______________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(see instructions)                                                                                  (a) [_]
                                                                                                           (b) [_]
______________________________________________________________________________
3. SEC USE ONLY

______________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
______________________________________________________________________________
NUMBER OF                5. SOLE VOTING POWER

SHARES                        30,970,000
                         _________________________________________________________________
BENEFICIALLY           6. SHARED VOTING POWER

OWNED BY                 0
                          _________________________________________________________________
EACH                           7. SOLE DISPOSITIVE POWER

REPORTING                 30,970,000
                          _________________________________________________________________
PERSON                      8. SHARED DISPOSITIVE POWER

WITH                            0
______________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
______________________________________________________________________________
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

(see instructions)
                              [_]
______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

13.68%
______________________________________________________________________________
12. TYPE OF REPORTING PERSON* (see instructions)

HC
______________________________________________________________________________

CUSIP No. 52467C100                    13G                Page 4 of 12 Pages
______________________________________________________________________________
Item 1(a). Name of Issuer:

Legend International Holdings, Inc.
______________________________________________________________________________
Item 1(b). Address of Issuer's Principal Executive Offices:

Level 8, 580 St. Kilda Road, Melbourne, Victoria, 3004 Australia
______________________________________________________________________________
Item 2(a). Name of Person Filing:

Atticus Capital LP
Atticus Management Limited
Timothy R. Barakett

This is Amendment No. 2 to the Schedule 13G initially filed on December 18, 2007, and most recently amended on February 14, 2008, and is filed on behalf of each of Atticus Capital LP, Atticus Management Limited and Mr. Barakett (collectively, the "Reporting Persons") with respect to the shares of Common Stock, par value $0.001 per share (the "Shares") of Legend International Holdings, Inc. (the "Issuer").
______________________________________________________________________________
Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Atticus Capital LP and Mr. Barakett is 767 Fifth Avenue, 12th Floor, New York, New York 10153. The address of the principal business office of Atticus Management Limited is P.O. Box 100, Sydney Vane House, Admiral Park, St. Peter Port, Guernsey GY1 3EL.
______________________________________________________________________________
Item 2(c). Citizenship:

Atticus Capital LP is a Delaware limited partnership

Atticus Management Limited is a Guernsey company
Mr. Barakett is a citizen of Canada

______________________________________________________________________________
Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 per share
______________________________________________________________________________
Item 2(e). CUSIP Number:

52467C100
______________________________________________________________________________


CUSIP No. 52467C100                    13G                Page 5 of 12 Pages

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [_] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

As of December 31, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of 30,970,000 Shares.

     (b) Percent of class:

According to the Issuer’s most recent quarterly report on Form 10-Q, there were 226,315,392 outstanding Shares as of November 5, 2008. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 13.68% of the total number of Shares outstanding.


CUSIP No. 52467C100                    13G                Page 6 of 12 Pages
______________________________________________________________________________

(c) Number of shares as to which such person has:

Atticus Capital LP

(i) Sole power to vote or to direct the vote                             30,970,000

(ii) Shared power to vote or to direct the vote                        0

(iii) Sole power to dispose or to direct the disposition of           30,970,000

(iv) Shared power to dispose or to direct the disposition of      0

Atticus Management Limited

(i) Sole power to vote or to direct the vote                           30,970,000

(ii) Shared power to vote or to direct the vote                      0

(iii) Sole power to dispose or to direct the disposition of        30,970,000

(iv) Shared power to dispose or to direct the disposition of      0

Timothy R. Barakett

(i) Sole power to vote or to direct the vote                          30,970,000

(ii) Shared power to vote or to direct the vote                     0

(iii) Sole power to dispose or to direct the disposition of       30,970,000

(iv) Shared power to dispose or to direct the disposition of     0

______________________________________________________________________________


CUSIP No. 52467C100                    13G                Page 7 of 12 Pages
______________________________________________________________________________

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].
______________________________________________________________________________
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.
______________________________________________________________________________
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.
______________________________________________________________________________
Item 8. Identification and Classification of Members of the Group.

This Item 8 is not applicable.
______________________________________________________________________________
Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.
______________________________________________________________________________
Item 10. Certifications.

(a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 52467C100                    13G                Page 8 of 12 Pages
______________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2009                    Atticus Capital LP

                              /s/ Timothy R. Barakett
                              Name: Timothy R. Barakett
                              Title: Chairman and Chief Executive Officer
                              By: Kevin Tagami, Attorney-in-Fact

Date: February 20, 2009                    Atticus Management Limited

                              /s/ Kevin Tagami
                              Title: Attorney-in-Fact

Date: February 20, 2009                    Timothy R. Barakett

                              /s/ Timothy R. Barakett
                              Name: Timothy R. Barakett
                              By: Kevin Tagami, Attorney-in-Fact

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


CUSIP No. 52467C100                    13G               Page 9 of 12 Pages

EXHIBIT INDEX

Page No.

A. Joint Filing Agreement, dated as of February 20, 2009, by and among the Reporting Persons     10

B. Power of Attorney, dated December 18 2008                                                                         11

C. Power of Attorney, dated December 29, 2008                                                                        12


CUSIP No. 52467C100                    13G               Page 10 of 12 Pages

EXHIBIT A
JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Legend International Holdings, Inc., dated as of February 20, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 20, 2009

ATTICUS CAPITAL LP

By:     /s/ Timothy R. Barakett*

     Timothy R. Barakett
     Chairman and Chief Executive Officer

ATTICUS MANAGEMENT LIMITED

By:      /s/ Kevin Tagami*

     Kevin Tagami
     Attorney-in-fact

TIMOTHY R. BARAKETT

By:     /s/ Timothy R. Barakett*

     Timothy R. Barakett

_______________
*by Kevin Tagami, attorney-in-fact


CUSIP No. 52467C100                    13G               Page 11 of 12 Pages

EXHIBIT B
POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, TIMOTHY R. BARAKETT, hereby make, constitute and appoint each of SCOTT KISLIN, DEMETRIOS VASILAKIS, KEVIN TAGAMI and CHARLES FORTIN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Management LLC, Atticus Holdings LP, Atticus Capital Holdings LLC or Atticus Capital LP (collectively, “Atticus”), and each of their affiliates, including Atticus LP Incorporated, Atticus UK LLP and Atticus UK Services Ltd., and entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH, and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or one of its affiliates. Execution of this power of attorney revokes that certain Power of Attorney dated as of January 1, 2008 with respect to substantially the same matters addressed above.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 18, 2008.

/s/ Timothy R. Barakett
Timothy R. Barakett


CUSIP No. 52467C100                    13G               Page 12 of 12 Pages

EXHIBIT C
POWER OF ATTORNEY

ATTICUS MANAGEMENT LIMITED (the "Company") with its registered office at Sydney Vane House, Admiral Park, St Peter Port, Guernsey hereby make, constitute and appoint each of SCOTT KISLIN, KEVIN TAGAMI, DEMETRIOS VASILAKIS and CHARLES FORTIN (the “Attorneys”), acting individually, as its agent and attorney-in-fact for the purpose of executing on the Company’s behalf and in its name, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.
All past acts of the Attorneys in furtherance of the foregoing are hereby ratified and confirmed.
The Company hereby ratifies and confirms and agrees to ratify and confirm all acts an Attorney lawfully does or causes to be done in relation to the exercise of the powers and authorities hereby granted.
This Power of Attorney shall be governed by and construed in accordance with the laws of the Island of Guernsey.

This Power of Attorney shall be valid for a period of one year from the date of issue and shall remain in full force and effect until either revoked in writing by the Company or until such time as the Attorney cease(s) to be an employee of, or otherwise associated with, Atticus Capital LP or one of its affiliates.

IN WITNESS WHEREOF
The Common Seal of
ATTICUS MANAGEMENT LIMITED
was hereunto affixed, duly witnessed by

/s/ I Domaille
…………………………………………..
I C Domaille - Director

/s/ Robert Sinclair
………………………………………….
Artemis Secretaries Limited - Secretary

Issued in Saint Peter Port, Guernsey, on the 29 December 2008